Exhibit 99.1

BiondVax receives €4M from the European Investment Bank (EIB) in support of ongoing Universal Influenza Vaccine Pivotal Phase 3 trial

Jerusalem, Israel - October 7, 2019 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a phase 3 clinical stage biopharmaceutical company focused on developing and commercializing the M-001 clinical Phase 3 Universal Influenza Vaccine candidate, announced today the receipt of €4 million from the European Investment Bank (EIB). These funds are the final tranche of the previously announced co-financing agreement signed in June 2017 and extended in April 2019 from €20 million to €24 million.

Dr. Ron Babecoff, BiondVax’s President and CEO, commented, “This past June we were honored to welcome EIB Vice-President Mr. Ambroise Fayolle to our manufacturing facility in Jerusalem for a signature event celebrating the extension of the EIB-BiondVax financing agreement to €24 million. I am grateful to the EIB for their ongoing support of our efforts to introduce an effective universal influenza vaccine to the world.”

The €24 million financing has been provided by the EIB in support of construction of BiondVax’s pilot manufacturing facility in Israel and the ongoing pivotal, clinical efficacy, Phase 3 trial of BiondVax’s M-001 Universal Flu Vaccine candidate in Europe. Together with the $20m raised in the July 2019 rights offering to shareholders, BiondVax expects its existing cash resources will enable funding of operational and capital expenditure requirements to the end of the Phase 3 trial.

The pivotal, clinical efficacy, Phase 3 trial aims to assess safety and effectiveness of the M-001 vaccine alone in reducing flu illness and severity in approximately 12,000 adults aged 50 years and older, with at least half aged 65 and older. An aggregate of 4,094 people was enrolled in the trial’s first cohort prior to the 2018/19 flu season, and approximately 8,000 participants are being enrolled in the trial’s second cohort (2019/20 flu season) in 85 sites in seven countries in eastern Europe. Results are expected by the end of 2020.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

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